Exhibit 99.1

Canaan Secures Follow-On Purchase Order From Hive Blockchain for 6,500 Bitcoin Mining Machines

- Hive Blockchain has purchased 10,400 units of Canaan’s Avalon Miners over two previous orders -

BEIJING, Oct. 29, 2021 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that it has secured a follow-on purchase order from HIVE Blockchain Technologies Ltd. (TSX.V: HIVE; NASDAQ: HIVE) (“HIVE”), for 6,500 units of its next-generation Avalon Bitcoin mining machines.

This new order by HIVE follows the two recent purchases of 4,000 units and 6,400 units of Canaan’s Avalon Miners in August 2021 and January 2021, respectively.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “The additional purchase order from HIVE further strengthens our working relationship. The consecutive deals are not only a testament to the quality and performance of our mining machines, but also demonstrate our effective client relationship-building efforts. We will continue to position ourselves as an important partner for HIVE as they accelerate their business growth. With our next-generation Avalon Miners as well as our quality on-site and off-site support, we are confident to achieve greater success with our clients in the crypto-mining field.”

Frank Holmes, Executive Chairman of HIVE, commented, “We are pleased to be building on our strategic alliances with Canaan, a leading ASIC manufacturer, to achieve our goals and drive value for our shareholders, while executing on a transaction that increases our cash flow and green mining capacity. HIVE currently has approximately 1.2 Exahash per second (EH/s) of Bitcoin mining capacity, and with this new purchase, HIVE’s Bitcoin ASIC pipeline will be at 2 EH/s by December 2021, and 3 EH/s by March 2022.”

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The Company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR, LLC

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com